SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.       )

                        KENWIN SHOPS, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        491-782-10-8
                       (CUSIP Number)

                        Michael C. Singer
                        8 West 40th Street
                       New York, NY  10018
                          (212) 944-6465
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                        November 2, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the
statement.  [X]   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   491-782-10-8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Argo Partners

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York


7.   SOLE VOTING POWER
                                                          39,804

8.   SHARED VOTING POWER
                                                            --

9.   SOLE DISPOSITIVE POWER
                                                          39,804

10.  SHARED DISPOSITIVE POWER
                                                            --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                   39,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     7.1%


14.  TYPE OF REPORTING PERSON*                               PA


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement on Schedule 13D is filed with respect to Kenwin Shops, Inc. (the "Issuer"), which has its principal executive offices at 4747 Granite Drive, Tucker, GA 30084.

Item 2.   Identity and Background.

          This Statement is filed by Argo Partners ("Argo").

          Argo is a New York partnership, having its principal place of business 8 West 40th Street, New York, New York 10018.
Argo's principal business is as an investment partnership.

          The partners of Argo are Michael C. Singer and David M. Fishel. Each has his business address at the address of Argo. Each has, as his principal occupation or employment, his position with Argo. No other person is directly or indirectly in control of Argo.

          Neither Argo nor any person named in this Item 2. has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Argo nor any person named in this Item 2 was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the persons identified in response to this Item
2. are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On November 2, 1995, Argo received from the Issuer
41,304 shares of its Common Stock as a result of a bankruptcy reorganization in exchange for debt cancelled as a result of the Plan of Reorganization.

Item 4.   Purpose of Transaction.

          These shares were received pursuant to the Issuer's
Plan of Reorganization.

          Argo reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer and has already sold and expects to sell more of the shares received in the exchange.

          Argo has no plan or proposal which relates to the actions set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.

Item 5.   Interest in Securities of the Issuer.

          As of the date of this Schedule 13D, Argo holds 39,804 shares of the Common Stock or 7.1% of the outstanding shares of Common Stock based upon information set forth in the Issuer's
Disclosure Statement.

          Argo has had no transaction in the Common Stock of the Issuer in the last sixty (60) days, except for the exchange described in Item 2 and the following sales:

Date           Shares         Price          Place

11/6             500          2-3/8          AMEX
11/8           1,000          2-1/8          AMEX


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials To Be Filed As Exhibits.

          None.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                       ARGO PARTNERS



Dated: November 9, 1995      By:   MICHAEL C. SINGER
                                   Michael C. Singer
                                   Managing Partner

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)